

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 20, 2023

James Kinley
Chief Financial Officer
Algernon Neuroscience Inc.
401-600 West Broadway
Vancouver, British Columbia V5Z 4C2

> **Re: Algernon Neuroscience Inc.**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed on January 19, 2023**
> **File No. 024-12117**

Dear James Kinley:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 12, 2023 letter.

Amendment No. 1 to Offering Statement on Form 1-A

Index to Financial Statements, page F-1

1. Please address the following regarding your response to our prior comment one, and your related reviseed disclosures:
    •   Your response does not adequately explain why the financial statements of the registrant is not required pursuant to paragraph (c)(1)(ii) in Part F/S of Form 1-A, and by Article 8 of Regulation S-X. Therefore, please revise your document to provide the audited financial statements of the registrant for a historical period. Note the historical period subject to audit does not have to be a complete fiscal year if the registrant has not been in existence for a full year.
    •   Revise your Capitalization table and Dilution table to present the beginning column

as the historical financial information as of the date of the registrant's financial statements included in your revised document. Provide separate pro forma adjustments to give affect to the acquisition of the DMT program as well as an explanation of those adjustments.

2.   Please address the following regarding your response to our prior comment two and your additional disclosures included on pages 29 and 30:
   • Please revise to provide pro forma financial statements giving effect to the acquisition of the DMT program.
   • Clearly identify how you are accounting for the transaction.

Notes to Carve-Out Financial Statements
Note 2 Basis of Presentation, page F-10

3.   Please address the following regarding your response to prior comment three:
   • As previously requested, if true, revise your footnotes to specifically confirm that you determined that it was impracticable to prepare the full financial statements of the DMT program required by Regulation S-X, and disclose an explanation of such impracticability in the filing.
   • To the extent you are unable to provide such disclosure, carve out financial statements would not be acceptable and the full stand alone financial statement for the DMT program would be required.

4.   As requested in prior comment four, revise your footnotes as well as the Critical Accounting Policies section of the MD&A for DMT Program to clearly confirm that such financial statements reflect all of the revenues and expenses of the program as well as all expenses allocated to the program. Refer to Staff Accounting Bulletin Topic 1B.1.

9. Subsequent Events, page F-20

5.   We acknowledge your response to our prior comment five. Please revise your disclosure to clearly explain how Algernon Neuroscience accounted for the acquisition of DMT Program, a subsequent event.

You may contact Ibolya Ignat at 202-551-3636 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Jimmy McNamara at 202-551-7349 or Joe McCann at 202-551-6262 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Stephen Cohen